Exhibit 4

Statement showing the amount of the single insured bond that each Registrant would have provided and maintained had it not been named as an insured under a joint insured bond

Registrants	Amount of the Single Insured Bond that Registrant Would Have Provided and Maintained Had It Not Been Named as an Insured Under a Joint Insured Bond
Excelsior Funds Trust	$1,250,000
Excelsior Tax-Exempt Funds, Inc.	$2,100,000
Excelsior Funds, Inc.	$2,500,000